Filed Pursuant to Rule 433
Registration No. 333-283057
and 333-163855
February 19, 2025

The following information is a Notice of Fund Changes relating to the Investment Lineup under the LNL Agents’ 401(k) Savings Plan (the “Plan”). For more information about each of the investment options offered under the Plan (except for the LNC Stock Fund), you should log on to your account at www.LincolnFinancial.com or contact the Lincoln Customer Contact Center at 800-234-3500.

[LINCOLN FINANCIAL LOGO]	Lincoln Financial
150 N. Radnor Chester Road
Radnor, PA 19087
LincolnFInancial.com

February 19, 2025
Notice of Fund Changes (“Notice”) for:
LNL Agents’ 401(k) Savings Plan
(the “Plan”)

Dear Plan Participant:

This Notice gives you an overview of the upcoming changes to the Plan, the timing of those changes and the actions you may wish to consider as a result of such changes.

Effective March 24, 2025, the Target Retirement 2020 Fund – Class M (“2020 Fund”) will merge into and become part of the Target Retirement Income Fund – Class M. The Target Retirement Income Fund, designed for those participants who are in retirement, does not evolve its mix of stocks and bonds. As such, it has the lowest exposure to stocks compared to other State Street Target Retirement Funds. Effective March 31, 2025, the “Target Retirement Income Fund” will be renamed as the “Target Retirement Fund”.

The 2020 Fund was designed to evolve to reduce its exposure to stocks until its mix of investments matched the newly renamed Target Retirement Fund (i.e., they eventually would have the same asset allocation). Because the 2020 Fund now mirrors the Target Retirement Fund, the 2020 Fund is being merged into the Target Retirement Fund.

Any existing assets and/or future contribution investment elections remaining in the 2020 Fund as of the close of business on March 24, 2025 will automatically be mapped (or transferred) as shown in the chart below. Any contributions or rollovers received on or after March 24, 2025, that are directed to the fund being eliminated, will be mapped as shown in the chart below. Because this mapping (or transfer) is automatic, you do not need to take any action.

For purposes of clarity, the terms “mapped” and “mapping” refer to your future contributions, while “transferred” and “transfer” refer to your existing account balances.

If you are currently invested in the following fund being eliminated:		Your balance and investment elections will be transferred to this existing fund:
85744W721	State Street Target Retirement 2020 Non-Lending Series Fund Class M	85744W630	State Street Target Retirement Non-Lending Series Fund Class M
Prior to investing in a collective investment trust option, an investor should consider carefully the investment objectives, risks, and charges and expenses of the offeror of the collective investment trust.

Eliminated Fund Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
State Street Target Retirement 2020 Non-Lending Series Fund Class (85744W721)	0.07%	$.70	0.07%	$.07	7.17%	4.87%	5.40%	7.96%	6/30/2009

Existing/Map Fund Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr return %	Since inception return %	Inception date
State Street Target Retirement Non-Lending Series Fund Class M (85744W630	0.07%	$.70	0.07%	$.70	6.92%	4.37%	4.44%	5.62%	6/30/2009
Average returns provided are representative of performance as of December 31, 2024.

Also, effective March 24, 2025, the newest addition to the State Street Target Retirement Fund options – the Target Retirement 2070 Fund – Class M (“2070 Fund”) will be added to the Plan. The 2070 Fund, designed for those participants whose retirement is over 40 years away, invests in a mix of stocks and bonds and will adjust its mix of investments automatically over time to stay appropriate with a participant’s age.

New Fund Fund Name	Total annual operating expenses %	Total annual operating expenses $	Net operating expenses %	Net operating expenses $	1-yr return %	5-yr return %	10-yr or since inception return %	Inception date
State Street Target Retirement 2070 Fund Class M (856917422)	0.07%	$.70	0.07%	$.70	n/a	n/a	n/a	12/31/24

Note: The 2070 Fund will be the Qualified Default Investment Alternative (see below) for those participants who have not made an affirmative investment election under the Plan and for whom the 2070 Fund most closely matches the year such participants attain age 65.

If your contributions have been defaulted into the State Street Target Retirement 2065 Fund (“2065 Fund”) but the 2070 Fund more appropriately matches the year in which you attain age 65, your account balance in the 2065 Fund will transfer automatically into the 2070 Fund. Future contributions will also be directed to the 2070 Fund. If this situation applies to you and you do not want your account balance transferred from the 2065 Fund to the 2070 Fund, an investment change can be made by logging on to your account at LincolnFinancial.com. You can also contact the Lincoln Customer Contact Center at 800-234-3500.

Qualified Default Investment Alternative (“QDIA”)

As a result of the above-described changes to the State Street Target Retirement Fund options, the funds comprising the Plan’s QDIA will also change effective March 24, 2025.

The QDIA, as listed below, is the appropriate time-based fund based on the year you attain age 65. Each fund contains a combination of fixed income, bond-based and equity-based funds and targets a five-year period that contains the year in which you attain age 65.

Fund Name	Birth Year	Retirement Year	Fees
State Street Target Retirement Income Fund - Class M	1957 and before	2022 and before	0.07%
State Street Target Retirement 2025 Fund - Class M	1958-1962	2023-2027	0.07%
State Street Target Retirement 2030 Fund - Class M	1963-1967	2028-2032	0.07%
State Street Target Retirement 2035 Fund - Class M	1968-1972	2033-2037	0.07%
State Street Target Retirement 2040 Fund - Class M	1973-1977	2038-2042	0.07%
State Street Target Retirement 2045 Fund - Class M	1978-1982	2043-2047	0.07%
State Street Target Retirement 2050 Fund - Class M	1983-1987	2048-2052	0.07%
State Street Target Retirement 2055 Fund - Class M	1988-1992	2053-2057	0.07%
State Street Target Retirement 2060 Fund - Class M	1993-1997	2058-2062	0.07%
State Street Target Retirement 2065 Fund - Class M	1998-2002	2063-2067	0.07%
State Street Target Retirement 2070 Fund - Class M	2003 and after	2068 and after	0.07%

Actions to consider

Take a few minutes to review your investment portfolio. Make any changes you feel are necessary to meet your retirement savings goals. If you don’t want the investment of your existing account or future contributions to be mapped (or transferred) as indicated, you may change your investment elections and/or make a reallocation on your own by initiating a transfer prior to 4:00 p.m. ET on March 24, 2025. Please note that you cannot choose to keep any investments in or transfer any investment to the fund being eliminated. To make a change, log on to your account at LincolnFinancial.com to complete your transaction online, or call the Lincoln Customer Contact Center at 800-234-3500. Customer Service Representatives are available Monday through Friday, from 8:00 a.m. to 8:00 p.m. ET.

Please be sure to make any changes prior to 4:00 p.m. ET on March 24, 2025 if you do not want the mapping (or transfer) to occur. Of course, you could also wait until after the automatic mapping (or transfer) occurs if you wish to exchange funds or change where your future contributions are invested.

Any transactions requested on March 24, 2025, (such as fund transfers, loans, or distribution transactions) will not be processed while the fund change is being made but will process as soon as administratively feasible once the fund change is completed. Your account will remain fully invested during the change.

If you are also a participant in any of Lincoln’s non-qualified deferred compensation plans administered by Nolan Financial Group that utilize the same fund options as the Plan, please note that this same fund change will impact the non-qualified plans at the same time.

This Notice supplements the more comprehensive Annual Participant Fee Disclosure Notice (“Fee Disclosure Notice”) and the Qualified Default Investment Alternative Notice (“QDIA Notice”) you received regarding certain plan and investment-related information. Please keep this supplemental Notice with your annual Fee Disclosure and QDIA Notice. Copies of the most recent Fee Disclosure Notice and the QDIA Notice are available by contacting the Lincoln Customer Contact Center at 800-234-3500.

Questions?

If you have any questions about these changes or would like to change your investment and contribution elections under the Plan, contact the Lincoln Customer Contact Center at 800-234-3500 (Monday – Friday, 8:00 a.m. – 8:00 p.m. ET) or log on to your account at LincolnFinancial.com. For more information about the Plan, please review the Plan’s Summary Plan Description/Prospectus which can be requested from the Lincoln Customer Contact Center.

This Notice contains important information about the Plan and should be kept with your Summary Plan Description/Prospectus.

* * * * *

All of the internet website addresses are provided for your convenience. None of the information contained in such websites shall be deemed incorporated by reference in this document.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternately, the issuer will arrange to send you the prospectus if you request it by calling the Lincoln Customer Contact Center at 800-234-3500.

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